UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

ENIGMA SOFTWARE GROUP, INC.

(Exact name of registrant as specified in its corporate charter)

Delaware	000-50561	20-2675930
(State or other jurisdiction	(Commission File Number)	(I.R.S. Employer
of incorporation or organization)		Identification No.)

150 Southfield Avenue, Suite 1432, Stamford CT 06902
(Address of principal executive offices)

(888) 360-0646
(Issuer’s telephone number)

ENIGMA SOFTWARE GROUP, INC.

Enigma Software Group, Inc.
150 Southfield Avenue, Suite 1432,
Stamford CT 06902

Attn: Alvin Estevez, Chief Executive Officer and President

_________
INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

This Information Statement is being mailed on or before April 1, 2008, to holders of record on March 20, 2008, of shares of common stock, $0.001 par value per share (the “Common Stock”), of Enigma Software Group, Inc., a Delaware corporation (“Enigma” or the “Company”), in connection with an anticipated change in a majority of the members of the Company's Board of Directors (the “Board”). The information contained in this Information Statement regarding the persons designated to become directors of the Company has been furnished to the Company by third parties and the Company assumes no responsibility for its accuracy or completeness. The information contained in this Information Statement is being provided pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 of the Securities and Exchange Commission (the “SEC”) thereunder.

On March 26, 2008, pursuant to that certain convertible secured debenture (the “First Debenture”), in the face amount of One Million Dollars ($1,000,000), dated June 28, 2006, by and between Dutchess Private Equities Fund, Ltd. as successor in interest to Dutchess Private Equities Fund, LP and Dutchess Private Equities Fund, II, LP (“Dutchess”) and Enigma Software Group, Inc. (the “Company”), and a second convertible debenture, dated July 20, 2007, issued by the Company to Dutchess, in the face amount of Five Hundred Thousand Dollars ($500,000) (the “Second Debenture”, together with the First Debenture, the “Debentures”), Dutchess issued to the Company a notice of an event of default (the “Default Notice”), due to the Company’s failure to make regular monthly interest payments and payments of principal under the terms of the First Debenture and failure to make required interest payments under the Second Debenture (the “Default”). Pursuant to the First Debenture, the Company is obligated to pay Dutchess interest at the rate of twelve percent (12%) per annum, on a monthly basis, and amortizing monthly cash payments in the amount of $104,166.67, and under the Second Debenture the Company is obligated to pay Dutchess interest at the rate of twelve percent (12%) per annum, compounded daily, on a monthly basis. As a result of the Default, the Company’s payment obligations under both Debentures were accelerated and became immediately due and payable. Accordingly, as of March 24, 2008, the Company owed Dutchess an aggregate amount of $1,637,568.18 under both Debentures, including principal, interest and certain penalties and liquidated damages arising out of the Default. As a secured creditor, Dutchess is entitled to exercise its rights to take possession of all of the assets of the Company pursuant to a Security Agreement entered into in connection with the First Debenture.

In contemplation of Dutchess issuing the Default Notice, the Company and Dutchess entered into negotiations to resolve the Default. As a consequence of these discussions, the Company and Dutchess have developed the following plan (the “Plan”) to restructure the Company and to cure the Default. If effected, under the Plan Dutchess would waive the penalties and liquidated damages arising out of the Default and Dutchess would rescind acceleration of the Debentures. The Plan is currently structured as described below.

First, the Plan contemplates that Title America Corp., a Nevada corporation (“Title America”), an affiliate of Dutchess and sole shareholder of Tool City, Inc., a California corporation (“Tool City”), would enter into a Securities Purchase Agreement, with the holders of all of the Company’s shares of Series A Convertible Preferred Stock, par value $.001 per share (the “Series A Preferred Stock”), pursuant to which such individuals, who are the Company’s Executive Chairman and Chief Executive Officer, would sell all of the Series A Preferred Stock to Dutchess and as a result would no longer be stockholders of the Company (the “Preferred Stock Purchase”). The amount paid by Title America for the Series A Preferred Stock would equal $1,000, an amount which will be paid from Title America’s working capital. Based on the closing price of the Company’s shares of Common Stock on March 20, 2008, if the Preferred Stock Purchase is effected, Dutchess would own 100% of the Company’s Preferred Stock, and would beneficially own 98.81% of the Company’s Common Stock, based on the conversion rights of the shares of Preferred Stock, the conversion of the Debentures into shares of Common Stock, and the exercise of 40,000,000 common stock purchase warrants (the “Warrants”) held by Dutchess, without giving effect to certain blockers on conversion or exercise provided for in the Debentures or the Warrants, which will be removed in conjunction with the Preferred Stock Purchase.

In addition, upon the closing of the proposed Preferred Stock Purchase, Dutchess is expected to appoint Theodore Smith, Michael Novielli and Douglas Leighton (the “New Directors”) to the Company’s Board. The Plan contemplates that all of the current members of the Company’s Board, Alvin Estevez, Colorado Stark and Edwin J. McGuinn, Jr., the sole member of the Company’s Audit Committee and Compensation Committee, would resign from the Board ten (10) calendar days following the mailing to the Company’s stockholders of this Schedule 14F-1 Information Statement. As a result of the Preferred Stock Purchase and the election of the New Directors, Dutchess is expected to acquire control of the Company.

The Plan contemplates that following the closing of the Preferred Stock Purchase, the Company and Title America intend to enter into a Share Exchange Agreement (the “SEA”). Pursuant to the SEA, the Company would acquire all of the stock of Tool City and Tool City would become a wholly-owned subsidiary of the Company. In exchange for all of the stock of Tool City, the Company would issue to Title America shares of a new series of Preferred Stock of the Company (the “Series B Preferred Stock”) which will be convertible into shares of Common Stock and will have an aggregate liquidation preference of $8,314,000. The Plan contemplates that the shares of Series A Preferred Stock acquired by Dutchess in the Preferred Stock Purchase would then be cancelled, whereupon Dutchess and its affiliates would beneficially own approximately 95.67% of the Company’s Common Stock, based on the conversion rights of the Series B Preferred Stock and the Debentures and their ownership of the Warrants.

Management believes that the Company would have an increased ability to satisfy its obligations under the Debentures after its acquisition of Tool City. Tool City provides title and auto pawn loans against the equity in vehicle owner’s cars. Tool City has historically had minimal credit losses due to its low loan-to-value ratios, technological advancements permitting the tracking of vehicles serving as collateral for outstanding loans, and the liquidity of collateral against which Tool City makes loans. Revenues are generated from interest on outstanding loans, sales from repossessed cars, and the resale of pawned items. Tool City currently has nine employees, and was founded in 1996 to serve consumers located in Southern California. All of the outstanding stock of Tool City was recently purchased by Title America. Accordingly, the Company would enter into a new line of business upon the acquisition of Tool City.

The Plan further contemplates that after the acquisition of Tool City, the Company would exit its existing software business and transfer substantially all of the assets of such business to Enigma Software Group USA, LLC, a Connecticut limited liability company (“Enigma Software Group”), formed by Messrs. Estevez and Stark for the purposes of effecting the Asset Purchase (as defined below). The parties are expected to enter into an Asset Purchase Agreement (the “APA”), whereby Enigma Software Group would assume substantially all of the assets and liabilities, excluding the Debentures, including interest due thereon and certain Default penalties, of the Company (the “Asset Purchase”). It is expected that the Enigma Software Group would indemnify the Company in connection with such liabilities that it assumes and would assure that at the closing of the Asset Purchase the Company retains $172,500 in cash. The Company expects to file additional Current Reports on Form 8-K reporting aspects of the transactions contemplated by the Plan. In addition, Messrs. Estevez and Stark, and certain other employees would cancel an aggregate amount of options, representing the right to purchase 8,203,676 of the Company’s Common Stock.

There will be no opportunity for any stockholder to vote on the above transactions. Management believes the Plan is the only viable alternative to realize significant value for the Company’s stockholders. The Company cannot currently satisfy the obligations owed under the Debentures and is incurring additional penalties and liquidated damages on a daily basis. The Plan offers the Company’s stockholders the potential benefits of a new line of business. Management believes that the Plan is in the best interests of the stockholders since it avoids the high costs of litigation and bankruptcy and the unknown results of such proceedings. Moreover, the Plan is intended to allow the Company’s common stockholders to maintain the same percentage ownership interest in the Company that they presently own on a fully-diluted basis.

The Company notes that neither it nor Dutchess nor any of their affiliates has yet entered into any binding agreement with respect to the Plan, and the transactions contemplated by the Plan and described above represent solely intentions and expectations with respect to the Plan.

This Information Statement is being filed in anticipation of the parties consummating the Plan as described above. If the Plan is not consummated for any reason as anticipated following the ten (10) calendar days after the mailing of this Information Statement, the appointment of the New Directors to the Board shall be automatically revoked and each of Alvin Estevez, Colorado Stark and Edwin J. McGuinn, Jr., shall be automatically reappointed to the Board.

WE ARE NOT ASKING YOU FOR A PROXY, AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

The consummation of the transactions described above will result in a change in control of the Company. As a result, Alvin Estevez, Colorado Stark and Edwin McGuinn, Jr., the current directors of the Company, will resign effective on or after the 10th day following the mailing of this Information Statement, and the New Directors will become directors of the Company effective on or after the 10th day following the mailing of this Information Statement.

This Information Statement is being delivered to you to provide information regarding anticipated changes in the membership of the Board as a result of the completion of the Plan and is provided for information purposes only. You are urged to read this Information Statement carefully. However, no action on your part is sought or required.

BUSINESS

Information concerning the business of the Company and its results of operations and financial condition are incorporated by reference to its report on Form 10-KSB, to be filed with the SEC on March 28, 2008, and will be available electronically on EDGAR at www.sec.gov.

DESCRIPTION OF SECURITIES

The Company’s authorized capital stock currently consists of 250,000,000 shares of Common Stock, par value $0.001 per share, of which there are 6,387,372 issued and outstanding and 10,000,000 shares preferred stock, par value $0.001, of which there are 7,433,988 shares are issued or outstanding. The following statements relating to the capital stock set forth the material terms of these securities; however, reference is made to the more detailed provisions of, and these statements are qualified in their entirety by reference to, the Company’s Certificate of Incorporation and Bylaws, copies of which are filed as exhibits to the Company’s SEC reports.

Common Stock

Holders of shares of the Company’s Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of Common Stock do not have cumulative voting rights. Holders of Common Stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board in its discretion from funds legally available therefore. In the event of any liquidation, dissolution or winding up, the holders of Common Stock are entitled to a pro-rata share of all assets remaining after payment in full of all liabilities and preferential payments, if any, to holders of preferred stock. All of the outstanding shares of Common Stock are fully paid and non-assessable.

Holders of Common Stock have no preemptive rights to purchase our Common Stock. There are no conversion or redemption rights or sinking fund provisions with respect to our Common Stock.

Dividends

Dividends, if any, will be contingent upon our revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of the Company’s Board. The Company presently intends to retain all earnings, if any, for use in its business operations and accordingly, the Board does not anticipate declaring any dividends for the foreseeable future.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership Prior to Consummation of the Plan

The following table sets forth certain information with respect to the beneficial ownership of the Common Stock of the Company as of March 24, 2008, for: (i) each person who is known by the Company to beneficially own more than 5 percent of the Company’s Common Stock, (ii) each of the Company’s directors, (iii) each of the Company’s named executive officers, and (iv) all directors and executive officers as a group. As of March 24, 2008, the Company had 6,387,372 shares of Common Stock outstanding.

Title of Class	Name and Address of Beneficial Owner (1)	Shares Beneficially Owned	Percentage of Shares Beneficially Owned	Percentage of Total Voting Power	Position
Common Stock	Colorado Stark	199,979,477	37.23%	37.23%	Executive Chairman & Director
Common Stock	Alvin Estevez	197,940,948	36.86%	36.86%	President & CEO and Director
Common Stock	Dutchess Private Equities Fund, Ltd. 50 Commonwealth Avenue Boston, MA 02116	132,773,099	24.72%	24.72%
Common Stock	Edwin J. McGuinn, Jr.	0	0	0	Director
Common Stock	Richard M. Scarlata	0	0	0	CFO & Treasurer
	Directors and Executive Officers as a Group (4 persons)	397,920,425	74.09%	74.09%

(1)	Except where otherwise indicated, the address of the beneficial owner is deemed to be the same address as the Company.

The following table sets forth certain information with respect to the beneficial ownership of the Series A Preferred Stock of the Company as of March 24, 2008, for: (i) each person who is known by the Company to beneficially own more than 5 percent of the Company’s Series A Preferred Stock, (ii) each of the Company’s directors, (iii) each of the Company’s named executive officers, and (iv) all directors and executive officers as a group. As of March 24, 2008, the Company had 7,433,988 shares of Series A Preferred Stock outstanding.

Title of Class	Name and Address of Beneficial Owner	Shares Beneficially Owned	Percentage of Shares Beneficially Owned	Percentage of Total Voting Power	Position
Preferred Stock	Colorado Stark	3,736,036	50.3%	50.3%	Executive Chairman & Director
Preferred Stock	Alvin Estevez	3,697,952	49.7%	49.7%	President & CEO and Director
Preferred Stock	Edwin J. McGuinn, Jr.	0	0	0	Director
Preferred Stock	Richard M. Scarlata	0	0	0	CFO & Treasurer
	Directors and Executive Officers as a Group (4 persons)	7,433,988	100%	100%

Security Ownership Following Consummation of the Plan

The following table sets forth certain information with respect to the beneficial ownership of the Common Stock (on an as-converted basis) of the Company after giving effect to the Plan, for each person who is known by the Company to beneficially own more than five percent (5%) of the Company’s Common Stock, (ii) each of the Company’s directors, (iii) each of the Company’s named executive officers, and (iv) all directors and executive officers as a group. Each person named below has sole voting and investment power with respect to the shares shown unless otherwise indicated. Each person named below has sole voting and investment power with respect to the shares shown unless otherwise indicated.

Name and Address of Beneficial Owner	Amount of Beneficial Ownership After Closing	Percent of Class
Dutchess Private Equities Fund, Ltd. 50 Commonwealth Avenue Boston, MA 02116	141,087,099	95.67%

Legal Proceedings

In the normal course of business, we are named as defendant in lawsuits in which claims are asserted against us. In our opinion, the liabilities, if any, which may ultimately result from such lawsuits, are not expected to have a material adverse effect on our financial position, results of operations or cash flows. As of March 24, 2008, there is no outstanding litigation.

MANAGEMENT OF THE COMPANY

Board of Directors and Management Prior to Consummation of the Plan

The Company’s Bylaws provide that it shall have a minimum of one director on the Board at any time. Vacancies, resulting from the resignation or removal of directors for cause or without cause, are filled by a majority vote of the remaining directors then in office. The directors and executive officers immediately prior to the closing of the Plan are as follows:

Name	Age	Position	With Company Since
Colorado Stark	36	Executive Chairman, Director	1999
Alvin Estevez	36	President and CEO, Director	1999
Edwin J. McGuinn, Jr.	56	Director	2005
Richard M. Scarlata	65	CFO and Treasurer	2004

The above-named directors served as directors prior to the closing of the Plan, and the aforementioned directors will resign as directors immediately effective upon the 10th day following the mailing of this Information Statement.

Colorado Stark. Mr. Stark co-founded the Company in 1999 and currently serves as its Executive Chairman. Having worked in the investment banking industry for over 12 years, Mr. Stark offers Enigma his expertise in sales, business development, raising capital, and structuring transactions to enhance shareholder value. From 2001 to 2003, in addition to serving as Enigma Software Group's Executive Chairman, Mr. Stark also served as president of Brill Capital. Brill Capital was a Venture Capital Placement agent that helped US companies, in the fields of biotechnology and communications, raise capital from Taiwan.

  Alvin Estevez. Mr. Estevez is also a co-founder of the Company and currently serves as its President and CEO, having held such positions since 1999. He comes from a network security background and prior to co-founding Enigma, he worked at defense contractor Northrop Grumman, as well as with related subsidiaries and entities. Mr. Estevez brings to the Company the experience of managing large groups of technical personnel along with the expertise of building enterprise level technology systems.

Edwin J. McGuinn, Jr. Mr. McGuinn currently serves as a Director of the Company, having been so elected in March 2005. Mr. McGuinn also serves on the Audit Committee and the Compensation Committee and has been designated the Audit Committee Financial Expert. Mr. McGuinn is independent, as that term is used in Item 7(d) (3) (iv) of Schedule 14A under the Exchange Act.  Mr. McGuinn is currently the Chairman and CEO of MRU Holdings, Inc., having held such position since April 2004. MRU Holdings, Inc. is a specialty finance company that provides undergraduate and graduate students with funds for higher education. Prior to joining MRU Holdings, Inc., Mr. McGuinn was the President and CEO of eLOT, Inc., having held such positions from May 2000 until November 2004. eLOT, Inc. is a company whose focus was the development of consumer e-commerce products and integrated network management systems for the sale of state and governmental lottery tickets on the Internet. Prior to joining eLOT, Inc., Mr. McGuinn was President and CEO of Limitrader.com from January 1999 until May 2000. Limitrader.com is the first Internet based trading platform for the new issue and secondary trading of corporate bonds. Mr. McGuinn also sits on the Board of Directors of eLOT, Inc. and the board of a venture capital company and several development stage companies specializing in financial technology and Internet services.

Richard M. Scarlata. Mr. Scarlata became CFO of the Company as of December 30, 2004. From 1999 until that date, Mr. Scarlata was self-employed as a consultant, providing financial, accounting and business advisory services to clients. From 1993, Mr. Scarlata held at different intervals the CFO and CEO positions at Rockefeller Center Properties, Inc., a publicly traded REIT. Mr. Scarlata possesses an MBA degree in Finance, and has been a CPA since 1970. Previously, Mr. Scarlata had also served as an Adjunct Professor of Finance at Monroe College in The Bronx, NY.

Key Employees

None.

Family Relationships

None.

Management and Board of Directors After Consummation of the Plan

The following identifies each of the directors of the Company who will take office following the expiration of the ten day time period following the mailing of this Information Statement. Prior to the execution of the Plan, none of the directors to be appointed at or following the Plan were an officer or director of or held any position with the Company, nor were they known to own any shares of the Company’s Common Stock.

Name	Age	Position(s) With the Company
Douglas Leighton	39	Director
Theodore Smith	31	Director
Michael Novielli	43	Director

Douglas Leighton. Doug is a co-founder and principal of Dutchess Capital Management LLC (“DCM”) and its predecessor firm Dutchess Advisors, Ltd., which since 1996 had arranged private equity and debt financings for publicly traded-companies. Since 2000, he has overseen the trading, investment due diligence, transaction structure, and risk management of DCM managed Funds and is a member of the firm's Investment Committee. Doug has over 16 years of experience in securities, investment banking and asset management. In 1990 he received a combined Bachelor of Arts and Bachelor of Science degree in Economics and Finance from the University of Hartford.

Theodore Smith. Ted directs the deal transaction process of the targeted investment which includes deal point discussions, drafting of documentation and closing. Post closing, Ted assists the company's counsel through the SEC comment period and liases with the company's management throughout the term of the investment. He is also a member of the firm's Investment Committee. Prior to joining Dutchess in 1998, Ted was a principal with Geneva Atlantic Capital, LLC where he assisted corporate clients with SEC filing guidelines, business plan preparation and presentation, and financing. Ted received his BS in Finance and Marketing from Boston College in 1999.

Michael Novielli. Mike is a co-founder and principal of Dutchess Capital Management LLC (“DCM”) and its predecessor firm Dutchess Advisors, Ltd., which since 1996 had arranged private equity and debt financings for publicly traded-companies. Since 2000, he has overseen transaction structure, risk management and regulatory compliance for DCM managed Funds and is a member of the firm's Investment Committee. Mike has over 15 years experience in securities, investment banking and asset management including tenure with PaineWebber (now UBS). He received a Bachelor of Science degree in Business from the University of South Florida in 1987.

None of the above has received any compensation from the Company prior to the Plan, and as of the date of this Information Statement there have been no transactions between the Company and any of these persons other than as set forth herein, other than in their capacity as affiliates of Dutchess Private Equities Fund, Ltd. Other than the Plan, there are no other arrangements pursuant to which the above persons are to be selected as an officer.

Involvement in Legal Proceedings

The Company is not aware of any material proceeding to which any of the above identified persons is a party adverse to the interests of the Company or has a material interest adverse to the Company. During the past five years, none of the above identified persons has:

(1)  Petitioned for bankruptcy or had a bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

(2)  Been convicted in a criminal proceeding or is currently subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3)  Been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

(4)  Been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been subsequently reversed, suspended or vacated.

Certain Relationships and Related Transactions

There are no related person transactions that have occurred during fiscal year 2007.

Policy for Review of Related Transactions

Other than the Company's Code of Ethics, the Board does not have a specific written policy regarding the review of related party transactions. The Board does, however, follow certain procedures relating to the approval of transactions involving related parties. Related parties generally include executive officers and directors, stockholders owning more than 5% of the Company’s common stock or immediate family members of any such persons. A related party transaction will be approved only if it is disclosed to the Board and is approved by a majority of the disinterested members of the Board. Prior to approving any related party transaction, the members of the Board reviewing such transaction must (i) be satisfied that they received all material facts relating to the transaction, (ii) have considered all relevant facts and circumstances available to them and (iii) have determined that the transaction is in (or not inconsistent with) the best interests of the Company’s stockholders. No director that is an interested party in a transaction may participate in the discussion or approval of such transaction.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires that the Company’s directors and executive officers and persons who beneficially own more than ten percent (10%) of a registered class of its equity securities, file with the SEC reports of ownership and changes in ownership of its common stock and other equity securities. Executive officers, directors, and greater than ten percent (10%) beneficial owners are required by SEC regulation to furnish the Company with copies of all Section 16(a) reports that they file. Based solely upon a review of the copies of such reports furnished to us or written representations that no other reports were required, the Company believes that, during fiscal year 2007, all filing requirements applicable to its executive officers, directors, and greater than ten percent (10%) beneficial owners were met.

Following the ten (10) calendar days of the mailing of this Information Statement, the New Directors will become directors of the Company, and each will file a Form 3 in compliance with their reporting obligations under Section 16(a) of the Exchange Act.

Audit Committee

The Board has a standing Audit Committee.

The Audit Committee makes such examinations as are necessary to monitor the corporate financial reporting and the external audits of the Company, to provide to the Board the results of its examinations and recommendations derived there from, to outline to the Board improvements made, or to be made, in internal control, to nominate independent auditors, and to provide to the Board such additional information and materials as it may deem necessary to make the Board aware of significant financial matters that require Board attention.

The Audit Committee makes such examinations as are necessary to monitor the corporate financial reporting and the external audits of the Company, to provide to the Board the results of its examinations and recommendations derived there from, to outline to the Board improvements made, or to be made, in internal control, to nominate independent auditors, and to provide to the Board such additional information and materials as it may deem necessary to make the Board aware of significant financial matters that require the attention of the Board. The Audit Committee held four meetings during fiscal year 2007.

In March 2005, the Company adopted an Audit Committee Charter and designated Edwin J. McGuinn, Jr., the sole member of the Audit Committee, as the independent audit committee financial expert. The appointment of Mr. McGuinn satisfies the definition of independence in accordance with SEC rules and NASDAQ listing standards. A copy of the Company’s Audit Committee Charter is attached hereto as Appendix A.

Compensation Committee

The Board has a standing Compensation Committee. The compensation committee is authorized to review and make recommendations to the Board regarding all forms of compensation to be provided to the executive officers and directors of the Company, including stock compensation, and bonus compensation to all employees.

The authorized responsibilities and duties of the Compensation Committee include: (a) reviewing and making recommendations to the Board regarding the compensation policy for executive officers and directors of the Company, and such other officers as directed by the Board; (b) reviewing and making recommendations to the Board regarding all forms of compensation to be provided to the executive officers of the Company; (c) reviewing and making recommendations to the Board regarding general compensation goals and guidelines for the Company's employees and the criteria by which bonuses to the Company's employees are determined; (d) acting as administrator of any stock option plan and administering, within the authority delegated by the Board, any employee stock purchase plan adopted by the Company; (e) reviewing and making recommendations to the Board regarding other plans that are proposed for adoption or adopted by the Company for compensation to employees, directors and consultants of the Company; (f) preparing a report for the Company's proxy statement describing the criteria for compensation paid to the Chief Executive Officer, the relationship of such compensation to the Company's performance, and the Compensation Committee's executive compensation policies applicable to executive officers; and (g) authorizing the repurchase of shares from terminated employees pursuant to applicable law.

The Compensation Committee has the authority to obtain advice and seek assistance from internal and external legal, accounting and other advisors. The Compensation Committee has sole authority to retain and terminate any compensation consultant used to evaluate director or officer compensation, including sole authority to approve the consulting firm's fee and retention terms. No consultants are currently engaged by the Compensation Committee.

Mr. McGuinn is the sole member of the Compensation Committee. The Compensation Committee held two meetings during fiscal year 2007. In March 2005, the Company adopted a Compensation Committee Charter, a copy of which is attached hereto as Appendix B.

Nominating Committee

The Company does not have a Nominating Committee. In the opinion of the Board, the constitution of such committee at this time is not necessary because the Board as a whole performs the functions that would otherwise be performed by this committee. The Company does not have a formal policy with respect to the consideration of director candidates recommended by security holders, due to the fact that the entire Board evaluates such proposals in light of its duties.

Director Independence

Edwin J. McGuinn, Jr. is an independent director of the Company, and as such, he satisfies the definition of independence in accordance with SEC rules and NASDAQ listing standards. Colorado Stark and Alvin Estevez are not independent directors of the Company.

Meetings of the Board of Directors

During the year ended December 31, 2007, the Company held five Board meetings; and the Board acted by means of unanimous written consents in lieu of a meeting when required.

Stockholder communications

Stockholders and other parties interested in communicating with the Board may do so by writing to the Board at 150 Southfield Avenue, Suite 1432, Stamford, CT 06902. The Chief Financial Officer reviews all such correspondence and regularly forwards it or a summary of the correspondence to all of the other members of the Board. Directors may at any time review a log of all correspondence received by the Company that is addressed to the Board and request copies of any such correspondence.

Annual Meetings

We encourage but do not require our directors to attend the annual meeting of stockholders.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to all of the executive officers of the Company, who served during the fiscal year ended December 31, 2007, for services in all capacities to the Company:

SUMMARY COMPENSATION TABLE

Name & Principal Position	Year		Salary ($)	Bonus ($)	Stock Awards ($)		Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)		All Other Compensation ($)			Total ($)
Alvin Estevez President & CEO	2007 2006	$ $	150,000 150,000	0 0	0 0	$ $	3,015 11,056	0 0	0 0	$ $	35,500 32,750	(1)(2) (1)(2)	$ $	188,515 193,806
Colorado Stark Executive Chairman	2007 2006	$ $	150,000 150,000	0 0	0 0	$ $	3,015 11,056	0 0	0 0	$ $	35,500 29,596	(1)(2) (1)(2)	$ $	188,515 190,652
Richard M. Scarlata CFO & Treasurer (3)	2007 2006	$ $	110,000 110,000	0 0	0 0	$ $	132,847 11,070	0 0	0 0	$ $	20,500 12,500	(2) (2)	$ $	263,347 133,570

(1) The amounts for both Alvin Estevez and Colorado Stark include a perquisite payment for automobile allowance in the amount of $20,000. Messrs. Estevez and Stark also serve as directors of the Company, but without compensation for the director services.

(2) The balance of the amounts for both Alvin Estevez and Colorado Stark include Enigma’s matching of employee contributions to the Company’s 401(k) defined contribution plan (“401(k) Plan”). The amount for Richard M. Scarlata represents Enigma’s matching of employee contributions to the 401(k) Plan. Under the 401(k) Plan, which became effective on May 1, 2004, eligible employees are able to make contributions to the 401(k) Plan, which are matched by the Company at the rate of 100% of an individual employee’s contribution up to the maximum allowable by law, which for 2007 was generally $15,500. See Note K of the Notes to Consolidated Financial Statements.

(3) The option award compensation for Mr. Scarlata represents the fair value of the options vested during the year using the Black-Scholes-Merton option -pricing model.

Employment Agreements

Messrs. Estevez, Stark, and Scarlata each have an employment agreement with the Company that currently extends until December 31, 2010. The employment agreements each provide for an initial term of employment of three years, which term is automatically extended for an additional one year term unless either party notifies the other of its intention not to renew for an additional year. The employment agreements provide for annual discretionary performance bonuses and additional incentive awards, including stock options and stock grants. In addition, the employment agreements each contain non-compete, non-disclosure and non-solicitation restrictive covenants, which last for a period of 12 months following the date of the employee’s termination from the Company. A copy of each of these employment agreements was filed as an exhibit to the Company’s Form 8-K filed on February 16, 2005.

Messrs. Estevez, Stark and Scarlata participate in the Company’s defined contribution plan, the Enigma Software Group, Inc. 401(k) Plan, (the "401(k) Plan"). The 401(k) Plan became effective on May 1, 2004. Eligible employees are able to make contributions to the 401(k) Plan, which are matched by the Company at the rate of 100% of an individual employee’s contribution up to the maximum allowable by law, which for 2007 was generally $15,500.

The Company recognizes compensation costs associated with stock options over each employee’s service period, which in all cases is the vesting period for such stock option grants. The 2007 stock option awards vest ratably over a period of 12 months from the date of grant, which is the requisite service period for such awards. No other conditions, such as market or performance conditions, must be satisfied in order for the option awards to fully vest.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table sets forth information with respect to outstanding equity awards at December 31, 2007 held by the persons named in the Summary Compensation Table:

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END (1)

	Option Awards								Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)			Option Exercise Price($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Alvin Estevez President & CEO	0 (1 225,000 (2 26,293 (3	) ) )	0 0	0 (2 0 (4	) )	$ $	0.0715 1.2100	4/12/2011 5/17/2010	0	0	0	0
Colorado Stark Executive Chairman	0 (1 225,000 (2 20,238 (3	) ) )	0 0	0 (2 0 (4	) )	$ $	0.0715 1.2100	4/12/2011 5/17/2010	0	0	0	0
Richard M. Scarlata CFO & Treasurer	1,100,000(1 225,000 (2 161,718 (3	) ) )	0 0 0	274,998 0 (2 16,894 (3	) )	$ $ $	0.1500 0.0650 1.1000	8/16/2017 4/12/2016 5/17/2015	0	0	0	0

(1) Represents stock option grants for the year ended December 31, 2007; such grants vest ratably on the last day of each month of April 2007 to March, 2008. Messrs. Estevez and Stark received no option grants in 2007.
(2) Represents stock option grants for the year ended December 31, 2006; such grants vested ratably on the first day of each month of May 2006 to April, 2007.
(3) Represents stock option grants for the year ended December 31, 2005; Mr. Scarlata’s grant vests 16,894 shares on January 1, 2008.
(4) The 2006 and 2005 stock option awards for Messrs. Estevez and Stark and were fully vested at December 31, 2007.
(5) Pursuant to the Plan, the above named officers, as well as certain other employees of the Company, will cancel an aggregate amount of options, representing the right to purchase 8,203,676 of the Company’s Common Stock.

Compensation of Directors

The following table sets forth information with respect to director’s compensation for the fiscal year ended December 31, 2007:

DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
Edwin J. McGuinn, Jr.	$10,000	0	$41,250	0	0	0	$51,250

Non-employee Directors of the Company are paid $10,000 per year in director fees, payable quarterly. No fees are paid for meeting attendance or for committee service.

Non-employee Directors also receive non-qualified stock options as follows:

Initial Grant. Upon a Board member who is not an employee joining the Board, such member shall receive a grant of Stock Options to purchase 75,000 shares of Stock with an exercise price equal to the Fair Market Value. The Option shall vest 25,000 Shares on the one year anniversary of the date of grant, 25,000 Shares on the second anniversary of the date of grant, and 25,000 Shares on the three year anniversary of the date of grant as long as the Board member is still a member of the Board as of such date. The Option shall have a term of ten years.
Annual Grant. Every Board member who is not an employee shall be entitled to an annual grant of Stock Options to purchase 25,000 Shares on the last trading day in March following the first anniversary of the member joining the Board. The Options shall fully vest on the date of grant with a term of ten years. The exercise price shall be the Fair Market Value.

Special Grant. Every Board member who is not an employee and has been a Board Member prior to the date of the Amendment of this Plan, shall be entitled to a one time special grant of Stock Options to purchase 100,000 Shares on the last trading day of the month in which this Amendment of the Plan is adopted. The Options shall fully vest on the date of grant with a term of ten years. The exercise price shall be the Fair Market Value.

During the year ended December 31, 2007, Mr. McGuinn was awarded options to purchase 25,000 shares exercisable at $0.25 per share and options to purchase 100,000 shares exercisable at $0.35 per share. The Options were fully vested upon the date of grant. During the year ended December 31, 2006, Mr. McGuinn was awarded an Option to purchase 3,000 shares exercisable at $0.065 per share. The Option was fully vested upon the date of grant. During the year ended December 31, 2005, Mr. McGuinn was awarded an Option to purchase 39,000 shares exercisable at $1.26 per share. The Option vested as to 13,000 shares on each of March 8, 2006 and March 8, 2007, and shall vest with respect to the remaining 13,000 shares on March 8, 2008, as long as Mr. McGuinn remains a Board member at such time.

Compensation Committee Interlocks and Insider Participation

During the last fiscal year, none of the Company’s executive officers served on the board of directors or compensation committee of any other entity whose executive officers served either the Company’s Board or Compensation Committee.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Delaware require approval of the transactions contemplated by the Share Exchange. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

This Information Statement has been filed with the United States Securities and Exchange Commission and is available electronically on EDGAR at www.sec.gov.

On the tenth (10) day following the mailing of this Information Statement to the Company’s stockholders, Douglas Leighton, Theodore Smith and Michael Novielli will serve as directors of the Company and constitute the entire board of the directors of the Company. At such time the Company will file a Current Report on Form 8-K with the SEC reflecting the same.

The Board of Directors
March 27, 2008
Alvin Estevez
President and Chief Executive Officer

Appendix A

CHARTER FOR THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS

OF

ENIGMA SOFTWARE GROUP, INC.

Adopted March 8, 2005

CHARTER FOR THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS
OF
ENIGMA SOFTWARE GROUP, INC.

PURPOSE:

The Audit Committee will make such examinations, as are necessary to monitor the corporate financial reporting and the external audits of Enigma Software Group, Inc. and its subsidiaries (the “Company”), to provide to the Board of Directors the results of its examinations and recommendations derived there from, to outline to the Board improvements made, or to be made, in internal accounting controls, to nominate independent auditors, and to provide to the Board such additional information and materials as it may deem necessary to make the Board aware of significant financial matters that require Board attention.

In addition, the Audit Committee will undertake those specific duties and responsibilities listed below and such other duties as the Board of Directors from time to time prescribe.

MEMBERSHIP:

The Audit Committee shall consist of at least three (3) members of the Board, all of whom shall be independent directors, in accordance with the rules of the NASDAQ Stock Market, Inc. Marketplace Rules and the American Stock Exchange Company Guide. Each member shall in the judgment of the Board of Directors have the ability to read and understand the Company’s basic financial statements. At least one member of the Audit Committee shall in the judgment of the Board of Directors be an audit committee financial expert in accordance with the rules and regulations of the Securities and Exchange Commission and at least one member (who may also serve as the audit committee financial expert) shall in the judgment of the Board of Directors have accounting or related financial management expertise in accordance with NASDAQ listing standards. Committee members may not receive any consulting, advisory or other compensatory fee from the Company other than in the member’s capacity as a member of the Audit Committee, the Board, or any other Board committee. The members of the Audit Committee will be appointed by and will serve at the discretion of a majority of the Board of Directors.

RESPONSIBILITIES:

The responsibilities of the Audit Committee shall include:

1.  Reviewing with management and the independent auditor on a continuing basis the adequacy of the Company’s system of internal controls (including any significant deficiencies and significant changes in internal controls reported to the Audit Committee by the independent auditor or management), accounting practices, and disclosure controls and procedures (and management reports thereon), of the Company and its subsidiaries.

2.  Reviewing the independent auditors’ proposed audit scope and approach.

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3.  Conducting a post-audit review of the financial statements and audit findings, including any significant suggestions for improvement provided to management by the independent auditors.

4.  Reviewing the performance of the independent auditors.

5.  Recommending the appointment of independent auditors to the Board of Directors, setting the independent auditor’s compensation and pre-approving all audit services provided by the independent auditor.

6.  Pre-approving all permitted non-audit services to be performed by the independent auditor and establishing policies and procedures for the engagement of the independent auditor to provide permitted non-audit services.

7.  Reviewing with management and the independent auditor the annual and quarterly financial statements of the Company including (a) the Company’s disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”; (b) any material changes in accounting principles or practices used in preparing the financial statement prior to the filing of a report on Form 10-K or 10-Q with the Securities and Exchange Commission; and (c) items required by Statement of Auditing Standards 61 and Statement of Auditing Standards 71 in the case of the quarterly statements.

8.  Reviewing before release the un-audited quarterly operating results in the Company’s quarterly earnings release and financial information and earning guidance provided to analysts.

9.  Overseeing compliance with SEC requirements for disclosure of auditor’s services and audit committee members and activities;

10.  Reviewing management’s monitoring of compliance with the Company’s Standards of Business Conduct and with the Foreign Corrupt Practices Act;

11.  Reviewing, in conjunction with counsel, any legal matters that could have a significant impact on the Company’s financial statements;

12.  Providing oversight and review of the Company’s asset management policies, including an annual review of the Company’s investment policies and performance for cash and short-term investments;

13.  If necessary, instituting special investigations and, if appropriate hiring special counsel or experts to assist, for which the Company shall provide appropriate funding, as determined by the Committee, for payment of compensation to all advisors hired by the Committee.

14.  Reviewing related party transactions for potential conflicts of interest;

15.  Obtaining a report from the independent auditor at least annually regarding (a) the independent auditor’s internal quality control procedures, (b) any material issues raised by the most recent internal quality control review, or peer review, of the firm, or by an inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm, (c) any steps taken to deal with such issues, and (d) all relationships between the independent auditors and the Company;

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16.  Establishing procedures for the confidential and anonymous receipt, retention and treatment of complaints regarding the Company’s accounting, internal controls, and auditing matters;

17.  Establishing policies for the hiring of employees and former employees of the independent auditor;

18.  Conducting an annual performance evaluation of the Audit Committee and annually evaluate the adequacy of its charter; and,

19.  Performing other oversight functions as requested by the full Board of Directors. In addition to the above responsibilities, the Audit Committee will undertake such other duties as the Board of Directors delegates to it, and will Report, at least annually, to the Board regarding the Committee’s examinations and recommendations.

MEETINGS:

The Audit Committee will meet at least four times each year. The Audit Committee may establish its own schedule, which it will provide to the Board of Directors in advance. A majority of the members of the Committee present in person or by means of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other shall constitute a quorum

The Audit Committee will meet separately with the Chief Executive Officer and separately with the Chief Financial Officer of the Company at least annually to review the financial affairs of the Company.

The Audit Committee will meet with the independent auditors of the Company, at such times as it deems appropriate, to review the independent auditor’s examination and management report.

REPORTS:

The Audit Committee will record its summaries of recommendations to the Board in written form, which will be incorporated as a part of the minutes of the Board of Directors meeting at which those recommendations are presented.

MINUTES:

The Audit Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board of Directors.

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Appendix B

CHARTER FOR THE COMPENSATION COMMITTEE
OF THE BOARD OF DIRECTORS

OF

ENIGMA SOFTWARE GROUP, INC.

Adopted March 8, 2005

CHARTER FOR THE COMPENSATION COMMITTEE
OF THE BOARD OF DIRECTORS
OF
ENIGMA SOFTWARE GROUP, INC.

1.	PURPOSE:

The purpose of the Compensation Committee (the “Committee”) established pursuant to this charter is to review and make recommendations to the Board of Directors regarding all forms of compensation to be provided to the executive officers and directors of Enigma Software Group, Inc. and its subsidiaries (the “Company”), including stock compensation and loans, and all bonus and stock compensation to all employees.

The Compensation Committee has the authority to undertake the specific duties and responsibilities listed below and will have the authority to undertake such other specific duties as the Board of Directors from time to time prescribes.

2.	MEMBERSHIP AND ORGANIZATION:

Composition. The Compensation Committee shall consist of at least two (2) members of the Board, all of whom shall be independent directors, in accordance with the rules of the NASDAQ Stock Market, Inc. Marketplace Rules and the American Stock Exchange Company Guide. The members of the Compensation Committee will be appointed by a majority of the Board of Directors. No member of the Committee shall be removed except by a majority vote of the independent directors then in office.

Meetings. It is anticipated that the Compensation Committee will meet at least two times each year. However, the Compensation Committee may establish its own schedule, which it will provide to the Board of Directors in advance.

At a minimum of one of such meetings annually, the Compensation Committee will consider stock plans, performance goals and incentive awards, and the overall coverage and composition of the compensation package.

The Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board of Directors.

3.	RESPONSIBILITIES AND DUTIES:

The responsibilities and duties of the Committee shall include:

1. Reviewing and making recommendations to the Board of Directors regarding the compensation policy for executive officers of and directors of the Company, and such other officers of the Company as directed by the Board;

2. Reviewing and making recommendations to the Board of Directors regarding all forms of compensation (including all “plan” compensation, as such term is defined in Item 402(a)(7) of Regulation S-K promulgated by the Securities and Exchange Commission, and all non-plan compensation) to be provided to the executive officers of the Company;

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3. Reviewing and making recommendations to the Board of Directors regarding general compensation goals and guidelines for the Company’s employees and the criteria by which bonuses to the Company’s employees are determined;

4. Acting as Administrator of any Stock Option Plan and administering, within the authority delegated by the Board of Directors, any Employee Stock Purchase Plan adopted by the Company. In its administration of the plans, the Compensation Committee may, pursuant to authority delegated by the Board of Directors, grant stock options or stock purchase rights to individuals eligible for such grants and amend such stock options or stock purchase rights. The Compensation Committee shall also make recommendations to the Board of Directors with respect to amendments to the plans and changes in the number of shares reserved for issuance hereunder;

5. Reviewing and making recommendations to the Board of Directors regarding other plans that are proposed for adoption or adopted by the Company for the provision of compensation to employees of, directors of and consultants to the Company;

6. Preparing a report (to be included in the Company’s proxy statement) which describes: (a) the criteria on which compensation paid to the Chief Executive Officer for the last completed fiscal year is based; (b) the relationship of such compensation to the Company’s performance; and (c) the Compensation Committee’s executive compensation policies applicable to executive officers; and

7. Authorizing the repurchase of shares from terminated employees pursuant to applicable law.

4.	REPORTS:

The Compensation Committee will provide written reports to the Board of Directors of the Company regarding recommendations of the Compensation Committee submitted to the Board of Directors for action, and copies of the written minutes of its meetings.

5.	EVALUATION OF COMMITTEE PERFORMANCE

The Committee shall on an annual basis, evaluate its performance under this Charter. The Committee shall address all matters that the Committee considers relevant to its performance. The Committee shall deliver a report setting forth the results of its evaluation, including any recommended amendments to this Charter and any recommended changes to the Company of the Board’s policies or procedures.

6.	COMMITTEE RESOURCES

The Committee shall have the authority to obtain advice and seek assistance from internal and external legal, accounting and other advisors. The Committee shall have sole authority to retain and terminate any compensation consultant to be used to evaluate director or officer compensation, including sole authority to approve the consulting firm’s fee and retention terms.

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